SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE TO

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (NAME OF SUBJECT COMPANY)

                    CAPITAL REALTY INVESTORS LTD PARTNERSHIP

                   A DISTRICT OF COLUMBIA LIMITED PARTNERSHIP

                             AT $75.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.
                               EGGERT DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800


                            Calculation of Filing Fee

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|    Transaction Valuation*           |                Amount of Filing Fee    |
|           $371,475                  |                        $74.30          |
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* For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,953 Units at a purchase price of $75.00 per Unit in the Partnership.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
Amount  Previously Paid:   | Not Applicable  |  Filing Party:  |  Not Applicable
Form  of Registration No.: | Not Applicable  |  Date Filed:    |  Not Applicable
--------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 4,953 units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership (the "Partnership"), at $75.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer") and less the $100 transfer fee charged by the general partner of the Partnership. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM  12.     EXHIBITS

(a)(1)          Offer  to  Purchase,  dated  September  20,  2001
(a)(2)          Transmittal  letter,  dated  September  20,  2001
(a)(3)          Agreement  of  Sale
(a)(4)          Summary  Advertisement
(b)             Not  applicable
(c)             Not  applicable
(d)             Not  applicable
(e)             Not  applicable
(f)             Not  applicable
(g)             Not  applicable
(h)             Not  applicable

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September  20,  2001               Equity  Resource  Lexington  Fund
Limited  Partnership,
                                        a  Massachusetts  limited  partnership

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson
                                                        General  Partner

                                        Equity  Resources  Group,  Inc.
                                        A  Massachusetts  Corporation

                                        By:     /s/   Eggert  Dagbjartsson
                                                      Eggert  Dagbjartsson
                                                      Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson

                               EXHIBIT INDEX

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 Exhibit No.     Description                                  Sequential
                                                              Page Number
---------------------------------------------------------------------------
(a)(1) -     Offer to Purchase, dated September 20, 2001               4-28
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(a)(2) -     Transmittal letter, dated September 20, 2001                29
---------------------------------------------------------------------------
(a)(3) -     Agreement of Sale                                        30-33
---------------------------------------------------------------------------
   (a)(4)    Summary Advertisement                                       34
---------------------------------------------------------------------------
   (b) -     Not applicable.
---------------------------------------------------------------------------
   (c) -     Not applicable.
---------------------------------------------------------------------------
   (d) -     Not applicable.
---------------------------------------------------------------------------
   (e) -     Not applicable.
---------------------------------------------------------------------------
   (f) -     Not applicable.
---------------------------------------------------------------------------
   (g)       Not applicable
---------------------------------------------------------------------------
   (h)       Not applicable.
---------------------------------------------------------------------------

                           OFFER TO PURCHASE FOR CASH
                                   4,953 UNITS
                                       OF

                  CAPITAL REALTY INVESTORS LIMITED PARTNERSHIP

                               AT $75 PER UNIT BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

          ------------------------------------------------------------
          | THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, | | ON OCTOBER 19, 2001, UNLESS THE OFFER IS EXTENDED. |
          ------------------------------------------------------------

Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively "Lexington Fund" or the "Purchaser"), hereby offers to purchase 4,953 Units ("Units") of limited partnership interests in Capital Realty Investors Limited Partnership, a District of Columbia limited partnership (the "Partnership"). Lexington Fund is offering to pay a purchase price of $75 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells five (5) Units will receives $275 ($375 less the $100 transfer fee). A limited partner who sells ten (10) Units will receives $650. Neither Lexington Fund, Equity Resources Group, Inc., Lexington Fund's manager nor Eggert Dagbjartsson, Lexington Fund's general partner is an affiliate of the Partnership or CRI, Inc. the general partner of the Partnership. The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 20% of all Units outstanding as of the date of the Offer.

The Offer is subject to certain conditions described in this Offer to Purchase. See "THE OFFER-Section 15-Conditions of the Offer." The Offer is not conditioned upon the valid tender of any minimum number of Units. If more than 4,953 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 4,953 Units, on a pro rata basis, subject to the terms and conditions described in the Offer to Purchase, see "THE OFFER-Section 15-Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited
Partner")  may  tender  any  or  all  Units  owned  by  that  Limited  Partner.

The Offer is subject to certain risks described in this Offer to Purchase. See "THE OFFER-Introduction-Risk Factors."

                                    IMPORTANT

Any Limited Partner desiring to tender any or all of the Units held by that Limited Partner should complete and sign the Agreement of Sale accompanying this Offer to Purchase, in accordance with the instructions set forth in the Agreement of Sale, and mail or deliver the Agreement of Sale and any other required documents to Equity Resources Group, Inc., the manager of the Purchaser, at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

     No person has been authorized to make any recommendation or any representation on behalf of the Purchaser or to provide any information other than as contained in this Offer to Purchase or in the Agreement of Sale. No recommendation, information, or representation may be relied upon as having been authorized.

Direct questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Sale to:


                          EQUITY RESOURCES GROUP, INC.
                                 14 STORY STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            INFO@EQUITYRESOURCES.COM

                                Table of Contents

SUMMARY  TERM  SHEET

INTRODUCTION                                                                   1

RISK  FACTORS                                                                  3

TENDER  OFFER                                                                  5
Section  1.   Terms  of  the  Offer.                                           5
Section  2.   Acceptance  for  Payment  and  Payment  for  Units               5
Section  3.   Procedures  for  Tendering  Units.                               5
Section  4.   Withdrawal  Rights                                               7
Section  5.   Extension  of  Tender  Period;  Termination;  Amendment          7
Section  6.   Certain  Tax  Consequences                                       7
Section  7.   Purpose  and  Effects  of  the  Offer.                           9
Section  8.   Future  Plans                                                   10
Section  9.   Past  Contacts  and  Negotiations  With  General  Partner       10
Section  10.  Certain  Information  Concerning  the  Partnership              11
Section  11.  Background  and  Reasons  for  the  Offer                       15
Section  12.  Certain  Information  Concerning  the  Purchaser                15
Section  13.  Source  and  Amount  of  Funds                                  16
Section  14.  Voting  Power                                                   16
Section  15.  Certain  Conditions  of  the  Offer                             16
Section  16.  Certain  Legal  Matters and Required Regulatory Approvals.      16
Section  17.  Fees  and  Expenses                                             17
Section  18.  Miscellaneous                                                   17

                                   SCHEDULE 1

Information with respect to the Managers of Equity Resources Group, Inc.
the Manager of Purchaser (Equity Resources Lexington Fund)                   S-1

                                   SCHEDULE 2

Properties  Owned  by  the  Partnership                                      S-2

                               SUMMARY TERM SHEET

Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively "Lexington Fund") is offering to purchase 4,953 Units ("Units") of limited partnership interests in Capital Realty Investors Limited Partnership, a District of Columbia limited partnership (the "Partnership") for $75 per Unit, to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001, unless a limited partner was not entitled to receive that distribution, and less the $100 transfer fee charged by the general partner of the Partnership. The following are some questions you, as a Limited Partner, may have, and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying documents because the information in this summary is not complete, and additional information is contained in the remainder of this Offer to Purchase.

HOW  DO  I  TENDER  MY  UNITS?
In order to tender your Units properly, you must properly complete and execute an Agreement of Sale and deliver it to our address set forth on the enclosed business reply envelope and on the back cover of the offer to purchase not later than the time the offer expires. See "THE OFFER-Section 3-Procedures for Tendering Units."

WHO  IS  OFFERING  TO  BUY  MY  UNITS?
Lexington Fund is offering to purchase 4,953 Units. Lexington Fund is a Massachusetts limited partnership whose general partner is Eggert Dagbjartsson and whose manager is Equity Resources Group, Inc., a Massachusetts corporation which is engaged in real estate investment and consulting. See "THE OFFER-Section 12-Certain Information Concerning the Purchaser."
WHAT  ARE  THE  CLASSES  AND  AMOUNTS  OF  SECURITIES  SOUGHT  IN  THE  OFFER?
Lexington Fund is seeking to purchase 4,953 Units of limited partnership interests in the Partnership. This represents 20% of the Partnership's outstanding Units. See "INTRODUCTION."

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY FEES OR COMMISSIONS?
Lexington Fund is offering to purchase 4,953 Units ("Units") of limited partnership interests in Capital Realty Investors Limited Partnership, a District of Columbia limited partnership (the "Partnership"). Lexington Fund is offering to pay a purchase price of $75 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells five (5) Units will receives $275 ($375 less the $100 transfer fee). A limited partner who sells ten (10) Units will receives $650. If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after September 20, 2001, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive. If you tender your Units in the offer, you will not have to pay any brokerage fees, commissions or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT AND IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER??
The Purchaser expects that approximately $371,475 (exclusive of fees and expenses) will be required to purchase 4,953 Units, if tendered. The Purchaser will obtain those funds from capital contributions from its members, which have an aggregate net worth substantially in excess of the amount required to purchase the 4,953 Units. The Purchaser is not a public company and has not prepared audited financial statements. We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment is cash, and we currently have sufficient cash and cash equivalents relative to the consideration to be paid in the offer. Additionally, the offer is not subject to any financing condition. See "THE OFFER-Section 13-Source and Amount of Funds."

HOW  LONG  DO  I  HAVE  TO  DECIDE  WHETHER  TO  TENDER  IN  THE  OFFER?
You will have at least until 12:00 midnight, Eastern Time, on October 19, 2001, to decide whether to tender your Units in the offer. In addition, if we decide to extend the offering period as described below, you will have an additional opportunity to tender your Units. See "THE OFFER-Section 3-Procedures for Tendering Units."

CAN THE OFFER BE EXTENDED OR AMENDED AND UNDER WHAT CIRCUMSTANCES? Yes, we may elect to extend the offer: to extend the period of time during which the offer is open; upon the failure of a Limited Partner to satisfy any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units; and to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If you do not tender your Units during the initial offering period, you will not have the opportunity to accept the offer. See "THE OFFER-Section 5-Extension of Tender Period; Termination; Amendment."

HOW  WILL  I  BE  NOTIFIED  IF  THE  OFFER  IS  EXTENDED?
If we decide to extend the offer, we will send each Limited Partner notification of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the offer was scheduled to expire. See "THE
OFFER-Section  5-Extension  of  Tender  Period;  Termination;  Amendment."

WHAT  ARE  THE  MOST  SIGNIFICANT  CONDITIONS  TO  THE  OFFER?
We are not obligated to purchase any Units in the offer if we have not confirmed to our reasonable satisfaction that, upon purchase of the Units, we will be entitled to receive all distributions, from any source, from the Partnership after September 20, 2001, and that the Partnership will change the address associated with the holder of the Units to our address. See "THE OFFER-Section 15-Certain Conditions of the Offer."

HOW  DO  I  WITHDRAW  PREVIOUSLY  TENDERED  UNITS?
To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See "THE OFFER-Section 4-Withdrawal Rights."

UNTIL  WHAT  TIME  CAN  I  WITHDRAW  PREVIOUSLY  TENDERED  UNITS?
You can withdraw Units at any time until the offer has expired, and, if we have not accepted your Units for payment by 10 days after the expiration date, you can withdraw them at any time after the date until we accept Units for payment. See "THE OFFER-Section 4-Withdrawal Rights."

WHAT  DOES  THE  PARTNERSHIP  THINK  OF  THE  OFFER?
We have not been informed by CRI, Inc., the general partner of the Partnership, that it is making any recommendation to you as to whether or not to tender units pursuant to the offer.

WILL THERE BE ANY CHANGE TO THE PARTNERSHIP OR MY UNITS IF I DECIDE NOT TO TENDER MY UNITS?
It is expected that following the offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted today. We are acquiring the Units for investment purposes only, not with a view toward affecting management of the Partnership. You should note, however, that if we purchase an additional 4,953 Units, we and our affiliates will own 26.22% of the outstanding Units. Although this would not represent a majority interest, this increase in ownership would give us and our affiliates increased control over any vote of the limited partners. See "THE OFFER-Section 8-Future Plans" and "-Section 14-Voting Power."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE? Partnership Spectrum, a national reporting service covering limited partnerships, reported no sales of Units in the Partnership on the informal market "matching service" between January 1, 2001 and April 30, 2001. On March 13, 2001, an unaffiliated third party initiated an unregistered tender offer to purchase Units in the Partnership at a price of $37 per Unit. On October 2, 2000, the Purchaser initiated an unregistered tender offer to purchase 1,200 Units in the Partnership at a price of $20 per Unit The Purchaser and its affiliates have purchased 1,098.66 Units in the Partnership for $20 per unit during the past twelve months. See "INTRODUCTION-Market Value of the Units."

WHO  CAN  I  TALK  TO  IF  I  HAVE  QUESTIONS  ABOUT  THE  OFFER?
You can call Equity Resources Group, Inc., who is acting as information agent for the offer, at (617) 876-4800.


                                  INTRODUCTION

     Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity
Resources Group, Inc., its manager (collectively "Lexington Fund" or the "Purchaser"), is offering to purchase 4,953 Units ("Units") of limited partnership interests in Capital Realty Investors Limited Partnership, a District of Columbia limited partnership (the "Partnership"). Lexington Fund is offering to pay a purchase price of $75 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells five (5) Units will receives $275 ($375 less the $100 transfer fee). A limited partner who sells ten (10) Units will receives $650. If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after September 20, 2001, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive.

     The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 20% of the Units outstanding as of the date of the Offer. Neither Lexington Fund, its manager, Equity Resources Group, Inc., nor its general partner, Eggert Dagbjartsson is an affiliate of the Partnership. The Offer to Purchase is not conditioned upon the valid tender of any minimum number of Units. If more than 4,953 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 4,953 Units, on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase, see "OFFER-Section 15-Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

PAYMENT  OF  THE  OFFER  PRICE

     For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners within ten (10) business days following the expiration date of the Offer, as long as Lexington Fund has received from those Limited Partners a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Partnership that the address applicable to the holder of those Units will be changed to the Purchaser's address. The Purchasers may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 4,953 Units are tendered.

MARKET  VALUE  OF  THE  UNITS

     Partnership Spectrum, a national reporting service covering limited partnerships, reported no sales of Units in the Partnership on the INFORMAL MARKET "MATCHING SERVICE" between January 1, 2001 and April 30, 2001. On March 13, 2001, an unaffiliated third party initiated an unregistered tender offer to purchase Units in the Partnership at a price of $37 per Unit. On October 2, 2000, the Purchaser initiated an unregistered tender offer to purchase 1,200 Units in the Partnership at a price of $20 per Unit The Purchaser and its affiliates have purchased 1,098.66 Units in the Partnership for $20 per unit during the past twelve months. The Partnership currently holds limited partnership interests in sixteen limited partnerships (the "Local Partnerships"). The majority of the Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. As a result of the Partnership's two-tiered structure, government regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser's previous and current offer price's may be viewed as speculative in nature.

NO  SELLING  COMMISSIONS

     Units sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 8.75%. If you accept the Offer, however, you will NOT pay any selling commission.
TRANSFER  FEES

     If you accept the Offer, the Purchaser will deduct a $100 transfer fee required by the general partner of the Partnership. For example, a limited partner who sells five (5) Units will receives $275 ($375 less the $100 transfer fee). A limited partner who sells ten (10) Units will receives $650.

PURPOSE  OF  THE  OFFER

The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following:

     - any cash distributions, whether these distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

     - any distributions of net proceeds from the sale of assets by the Partnership;

     - any distributions of net proceeds from the liquidation of the Partnership;

     - any  cash  from  any  redemption  of  the  Units  by the Partnership, and

     - any proceeds that may be received by the Limited Partners or by the Partnership as a result of any litigation. The Purchaser is not aware of any current or pending litigation involving the Partnership.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 4,953 Units are tendered and not withdrawn, the Purchaser will accept up to 4,953 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. Regardless of the number of Units tendered in the Offer, any Limited Partner tendering 5 or fewer Units will be exempt from proration, as long as that Limited Partner tenders all of that Limited Partner's Units. See "THE OFFER-Section 15-Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

CERTAIN  INFORMATION  ABOUT  THE  PARTNERSHIP

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance with that act, is required to file reports and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. These reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

     According to publicly available information, there were 24,767 Units issued and outstanding held by approximately 1,600 limited partners on March 22, 2001.

     Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership, has been derived from information provided in reports and other information filed with the SEC by the Partnership.

     Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units in the Offer.

                                  RISK FACTORS

Before making a decision whether or not to accept the Offer, you should consider the following Risk Factors:

IN  MAKING  THE  OFFER,  THERE  HAS  BEEN NO THIRD PARTY VALUATION OR APPRAISAL.

No independent party has been retained by Lexington Fund or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Lexington Fund has not based its valuation of the properties owned by the Partnership on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. We urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

THE  OFFER  PRICE  MAY  NOT  REPRESENT  FAIR  MARKET  VALUE  OF  UNITS.

There is no established or regular trading market for Units, nor is there another reliable standard for determining the fair market value of the Units. The Offer Price does not necessarily reflect the price that Limited Partners might receive in an open market sale of Units. Those prices could be higher than the Offer Price.

THE OFFER PRICE DOES NOT TAKE INTO ACCOUNT ANY FUTURE PROSPECTS OF THE PARTNERSHIP.

The Offer Price is speculative in nature and does not ascribe any value to potential future improvements in the operating performance of the Partnership's properties.

THE OFFER PRICE MAY NOT REPRESENT THE VALUE THAT A LIMITED PARTNER MIGHT RECEIVE UPON A LIQUIDATION OF THE PARTNERSHIP.

Although a liquidation of the Partnership is not anticipated in the near future, you might receive more value if you retain Units until the Partnership is liquidated. The actual proceeds which might be obtained upon liquidation of the Partnership are highly uncertain and could be more than the Offer Price. Limited Partners are not required to accept the Offer and tender their Units.

THERE  MAY  BE  CONFLICTS  OF  INTEREST  WITH  RESPECT  TO  THE  OFFER.

Lexington Fund is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Lexington Fund's desire to acquire your Units at a low price and your desire to sell your Units at a high price.
Lexington Fund's intent is to acquire the Units at a discount to the value Lexington Fund might ultimately realize from owning the Units. Although
Lexington Fund cannot predict the future value of the Partnership assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that could be realized from a current sale of the properties owned by the Partnership or that may be realized upon future liquidation of the Partnership.

WE  MAY  CONDUCT  FUTURE  OFFERS  AT  A  HIGHER  PRICE.

It is possible that we may conduct a future offer at a higher price than the Offer Price. That decision will depend on, among other things, the performance of the Partnership, prevailing economic conditions and our interest in acquiring additional Units.

IF YOU ACCEPT THE OFFER AND SELL YOUR UNITS, YOU MAY RECOGNIZE TAXABLE GAIN ON YOUR SALE.

A sale of Units in the Offer will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the Units you transfer to us. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

IF YOU ACCEPT THE OFFER AND SELL YOUR UNITS, YOU WILL LOSE THE RIGHT TO SHARE IN THE FUTURE PROFITS OF THE PARTNERSHIP.

Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property.

THE  OFFER  WILL  INCREASE  OUR  STAKE  IN  THE  PARTNERSHIP.

Lexington Fund and its affiliates currently own 1,540.66 Units, representing 6.22% of the Partnership's outstanding Units. If Lexington Fund purchases an additional 4,953 Units, Lexington Fund and its affiliates will own 26.22% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give Lexington Fund and its affiliates increased control over any vote of the Limited Partners.

                                    THE OFFER

SECTION  1.  TERMS  OF  THE  OFFER.

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 4,953 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on October 19, 2001, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned on satisfaction of certain conditions. See "Offer-Section 15-Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:
     - the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after September 20, 2001, and that the Partnership will change the address Applicable to the holder of the Units tendered in the Offer to Purchaser's address;

     - the  Agreement  of  Sale  is  not  properly  completed and duly executed.

     Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered,
(ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or
(v)  otherwise  amend  the  Offer.

SECTION  2.  PRORATION;  ACCEPTANCE  FOR  PAYMENT  AND  PAYMENT  FOR  UNITS.

     If not less than 4,953 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered.

     If more than 4,953 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 4,953 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units and purchases that would violate the Partnership's Agreement of Limited Partnership. Regardless of the number of Units tendered in the Offer, any Limited Partner tendering 5 or fewer Units will be exempt from proration, as long as that Limited Partner tenders all of that Limited Partner's Units.

     In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event, later than five (5) business days following the Expiration Date. Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

     If, prior to the Expiration Date, the Purchaser increases the Offer Price, the increased Offer Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not those Units were tendered prior to such increase.

SECTION  3.  PROCEDURES  FOR  TENDERING  UNITS.

VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Lexington Fund at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date and not withdrawn prior to the Expiration Date. A Limited Partner may tender any or all Units owned by that Limited Partner. At least ten (10) business days will remain in the offer in the event the offer price is reduced by any distributions with respect to the Units.

     The delivery of the Agreement of Sale will be deemed made only when actually received by Lexington Fund. Sufficient time should be allowed by a Limited Partner electing to tender Units in the Offer to ensure timely delivery.

BACKUP FEDERAL INCOME TAX WITHHOLDING. A tendering Limited Partner must verify that Limited Partner's correct taxpayer identifi-cation number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale.

TENDERS BY BENEFICIAL HOLDERS. A tender of Units can only be made by the Registered Owner of those Units, and the party whose name appears as Registered Owner must tender those Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Limited Partner (who does not properly withdraw acceptance of the Offer prior to the Expiration Date) irrevocably appoints the Purchaser as that Limited Partner's proxy, with full power of substitution. All proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. This appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that the Limited Partner has to the Units-, including, without limitation, any and all distributions made by the Partnership after September 20, 2001, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether those distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Units are set forth in the Agreement of Sale.

     By executing the Agreement of Sale, a tendering Limited Partner represents that either:

     - the Limited Partner is not a "plan" subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R 2510-3-101 of any "plan"; or

     - the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Agreement of Limited Partnership which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Offer Price will be reduced by any distributions with respect to the Units after September 20, 2001, whether those distributions are classified as a return on, or a return of, capital, unless, with respect to a limited partner, that limited partner was not entitled to receive that distribution.

     Limited Partners will not have any appraisal or dissenters' rights with respect to or in connection with the Offer.

SECTION  4.  WITHDRAWAL  RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time.

     In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

SECTION  5.  EXTENSION  OF  TENDER  PERIOD;  TERMINATION;  AMENDMENT.

     The Purchaser expressly reserves the right, in its sole discretion, at any time:

     - to  extend  the  period  of  time  during  which  the  Offer  is  open;

     - upon the failure of a Limited Partner to satisfy any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units; and

     - to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Offer Price).

     Any extension, or amendment will be followed as promptly as practicable by a mailing notifying each Limited Partner, the mailing in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accor-dance with Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by the rules and regulations of the SEC. The minimum period during which an Offer must remain open following a material change in the terms of the Offer or of information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     Because Purchaser is offering to purchase less than 100% of the Units, there will be no "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act.

SECTION  6.  CERTAIN  TAX  CONSEQUENCES

     The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     CONSEQUENCES TO TENDERING LIMITED PARTNERS. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and
(ii) that Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon that Limited Partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Limited Partner with respect to those Units, and distributions to a Limited Partner. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

     Subject to Code Section 751 (discussed below), the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

     A portion of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. That portion will be determined by allocating a Limited Partner's amount realized for a Unit between amounts received in exchange for all or a part of the Limited Partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Limited Partners amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Limited Partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of Units, provided the Limited Partner sells all of his or her Units. If a Limited Partner does not sell all of his or her Units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his or her remaining Units.

     Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to that Limited Partner unless the Limited Partner properly completes and signs the Agreement of Sale certifying the accuracy of the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Amounts withheld are creditable against a foreign Limited Partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.
     A Limited Partner who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

     CONSEQUENCES TO A NON-TENDERING LIMITED PARTNER. Purchaser anticipates that a Limited Partner who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

SECTION  7.  PURPOSE  AND  EFFECTS  OF  THE  OFFER.

     The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. The Purchaser may in the future seek to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. However, the Purchaser has no plans that relate to or would result in:

     - any extraordinary transaction, such as a merger, consolidation or liquidation, involving the Partnership;

     - any purchase, sale or transfer of a material amount of assets of the Partnership;

     - any material change in the distribution policy of the Partnership or in its capitalization or indebtedness;

     - any change in the present Board of Directors or management of the Partnership or the General Partner;

     - any  material  change  in  the  Partnership's  structure  or  business;

     - any  class  of securities of the Partnership to be listed or delisted; or

     - any class of securities of the Partnership to become eligible for termination of registration under the Exchange Act.

     The Purchaser established the Offer Price based on its own review of the Partnership, taking into account primarily the prices paid by the Purchaser and by other parties in their most recent purchases of Units. Based on the foregoing, the Purchaser determined to offer to purchase Units at a price which reflected a premium over the prices the Purchaser and other parties have most recently paid for Units. The Purchaser was unable to determine a net asset value (NAV) or liquidation value for the Partnership because of the Partnership's two-tiered structure. The Partnership currently holds limited partnership interests in sixteen limited partnerships (the "Local Partnerships"). The majority of the Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. As a result of the Partnership's two-tiered structure, government regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser's offer price may be viewed as speculative in nature. The Purchaser reviewed the Partnership's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 10 K) and its quarterly report on Form 10-Q for the period ended June 30, 2001.

     Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

     - any cash distributions, whether those distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

     - any distributions of net proceeds from the sale of assets by the Partnership;

     - any distributions of net proceeds from the liquidation of the Partnership;

     - any  cash  from  any  redemption  of  the  Units  by the Partnership, and

     - any proceeds that may be received by the Limited Partners or by the Partnership as a result of litigation (the Purchaser is not aware of any current or pending litigation involving the Partnership).

PRICE  RANGE  OF  UNITS;  DISTRIBUTIONS.

LACK OF PUBLIC MARKET. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 1,098.66 Units in the Partnership for $20 per unit during the past twelve months.

SECTION  8.  FUTURE  PLANS.

FUTURE PLANS OF THE PURCHASER. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. Those future purchases may be at prices higher or lower than the Offer Price.

FUTURE PLANS OF THE PARTNERSHIP. Except as otherwise set forth in this Offer to Purchase, it is expected that following the Offer, the business and operations will be continued substantially as they are currently being conducted. For a description of the Partnership's business, Limited Partners are urged to review the Partnership's 2000 10-K and its 10-Q for the period ended June 30, 2001.

SECTION  9.  PAST  CONTACT  AND  NEGOTIATIONS  WITH  GENERAL  PARTNER.

     Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the general partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the general partner of the Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership. NO DISCUSSIONS HAVE TAKEN PLACE BETWEEN THE PURCHASER AND ITS AFFILIATES AND THE PARTNERSHIP AND ITS AFFILIATES WITH REGARD TO THIS OFFER.

     Neither the Partnership, the General Partner or any of their affiliates have disclosed to the Purchaser or disclosed in any filings made by the Partnership with the SEC, any plans or intentions to liquidate the Partnership.

SECTION  10.  CERTAIN  INFORMATION  CONCERNING  THE  PARTNERSHIP.

     Except as otherwise indicated, information contained in this Section 10 is based upon filings made by the Partnership with the SEC. Although the Purchaser has no information that any statements contained in this Section 10 are untrue, the Purchaser is not assuming any responsibility for the accuracy or completeness of any information contained in this Section 10 which is derived from those filings, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any information but which are unknown to the Purchaser.

GENERAL. The Partnership was organized on June 1, 1981, under the laws of the District of Columbia. Its principal executive offices are located at 11200 Rockville Pike, Rockville, MD 20852. Its telephone number is 301-468-9200.

THE PARTNERSHIP'S PRIMARY BUSINESS IS REAL ESTATE OWNERSHIP AND RELATED OPERATIONS. The Partnership was formed for the benefit of its Limited Partners, to make equity investments in other limited partnerships which own and operate multi-family residential properties which are assisted by federal, state or local government agencies. The Partnership's investment portfolio currently consists of the following limited partnerships:

-     Baltic  Plaza  Atlantic  City,  NJ
-     Capitol  Commons  Lansing,  MI
-     Chestnut  Fresno,  CA
-     Court  Place  Pekin,  IL
-     Frederick  Heights  Frederick,  MD
-     Frenchman's  Wharf  I  New  Orleans,  LA
-     Hillview  Terrace  Traverse  City,  MI
-     Lihue  Gardens  Lihue,  HI

-     Linden  Place  Arlington  Heights,  IL
-     New  Sharon  Woods  Deptford,  NJ
-     Park  Glen  Taylorville,  IL
-     Shallowford  Oaks  Chamblee,  GA
-     Sundance  Apts.  Bakersfield,  CA
-     Tandem  Townhouses  Fairview  Borough,  PA
-     Warner  House  Warren,  OH
-     Westwod  Village  New  Haven,  CT

ORIGINALLY ANTICIPATED TERM OF PARTNERSHIP; ALTERNATIVES. The Partnership was formed to invest in real estate by acquiring and holding a limited partnership interest in limited partnerships that own and operate federal or state government-assisted or conventionally financed apartment properties located throughout the United States. The Partnership shall continue until December 31, 2030 unless sooner dissolved in accordance with the Partnership Agreement. The Purchaser has no information regarding the anticipated holding period of the Partnership's assets.

SELECTED FINANCIAL AND PROPERTY-RELATED DATA. Set forth on the following pages is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's most recent Form 10Q for the quarter ended June 30, 2001. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports.

                  CAPITAL REALTY INVESTORS LIMITED PARTNERSHIP
                             SELECTED FINANCIAL DATA
           AND FROM THE FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001

                                 BALANCE SHEETS

                                     ASSETS
                                                      June  30,     December 31,
                                                        2001            2000
--------------------------------------------------------------------------------
                                                     (Unaudited)

Investments in and advances to partnerships        $  2,868,652     $  3,910,073
Investment in partnerships held
for sale or transfer                                  1,181,536          144,293
Cash  and  cash  equivalents                          3,773,243        3,521,455
Acquisition fees, principally paid to
related parties, net of accumulated
amortization of $285,161 and $301,244,                  320,122          356,825
Property  purchase  costs,
net of accumulated amortization of
$87,643 and $95,108, respectively                        97,448          111,811
Other  assets                                               691            1,407
                                                   -----------------------------
 Total  assets                                      $  8,241,692    $  8,045,864
                                                   =============================


                   LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)


Due on investments in partnerships                  $    700,000    $  4,478,800
Accrued  interest  payable                               989,626       8,134,169
Accounts  payable  and  accrued  expenses                 67,927          86,759
                                                   -----------------------------

      Total  liabilities                               1,757,553      12,699,728
                                                   -----------------------------

Commitments  and  contingencies
Partners'  capital  (deficit):
  Capital  paid  in:
    General  Partners                                     14,000          14,000
    Limited  Partners                                 24,837,000      24,837,000
                                                   -----------------------------
                                                      24,851,000      24,851,000

  Less:
    Accumulated  distributions  to partners           (1,243,772)    (1,243,772)
    Offering  costs                                   (2,689,521)    (2,689,521)
    Accumulated  losses                              (14,433,568)   (25,571,571)
                                                   -----------------------------
 Total  partners'  capital  (deficit)                  6,484,139     (4,653,864)
                                                   -----------------------------
 Total liabilities and partners' capital (deficit)  $  8,241,692    $  8,045,864
                                                   =============================

STATEMENTS  OF  OPERATIONS  AND  ACCUMULATED  LOSSES
 (Unaudited)

                                                   For the three months ended
                                                             June  30,
                                                       2001            2000
--------------------------------------------------------------------------------

Share  of  income  from  partnerships             $    175,166       $  475,283

Other  revenue  and  expenses:
  Revenue:
    Interest  and  other  income                        36,179           53,083
                                                  ------------------------------

  Expenses:
    Interest                                           106,633          117,549
Management  fee                                         23,802           23,802
    General  and  administrative                        36,619           37,097
    Professional  fees                                  19,387           17,786
    Amortization  of  deferred  costs                    5,407            7,014
                                                  ------------------------------
                                                       191,848          203,248
                                                  ------------------------------
      Total  other  revenue  and  expenses            (155,669)        (150,165)
                                                  ------------------------------

Income  before  gain  on  disposition
  of  investments  in  partnerships                     19,497          325,118

(Loss)  gain  on  disposition
  of  investments  in  partnerships                   (144,293)          82,489
                                                  ------------------------------
(Loss)  income  before  extraordinary  gain
  from  extinguishment  of  debt                      (124,796)         407,607
                                                  ------------------------------
Extraordinary gain from extinguishment of debt      11,147,525               --
                                                  ------------------------------
Net  income                                         11,022,729          407,607

Accumulated  losses,  beginning  of period         (25,456,297)     (26,065,982)
                                                  ------------------------------
Accumulated  losses,  end  of  period             $(14,433,568)    $(25,658,375)
                                                  ==============================
Net income allocated to General Partners (3%)  .  $    330,682      $    12,228
                                                  ==============================
Net income allocated to Limited Partners (97%)    $ 10,692,047      $   395,379
                                                  ==============================
Net  income  per  unit  of  Limited  Partner  Interest
  based  on  24,767  units  outstanding           $     431.71      $     15.96
                                                  ==============================

STATEMENTS  OF  CASH  FLOWS
(Unaudited)

                                                       For  the  six  months
                                                          ended  June  30,
                                                        2001            2000
--------------------------------------------------------------------------------

Cash  flows  from  operating  activities:
  Net  income                                    $  11,138,003     $    969,153

  Adjustments  to reconcile net income
  to net cash used in operating activities:
    Share  of  income  from  partnerships             (451,658)        (752,412)
    Amortization  of  deferred  costs                   10,812           14,029
    Loss  (gain) on disposition of
    investment in partnership                          144,293         (527,850)
    Extraordinary gain from
    extinguishment of debt                         (11,147,525)              --

  Changes  in  assets  and  liabilities:
  Increase  in  accrued  interest
  receivable  on  advances  to partnerships             (3,068)          (3,068)
      Decrease  in  other  assets                          716              129
      Increase  in  accrued  interest  payable         224,182          235,099
      Decrease in accounts payable
      and accrued expenses                             (18,832)         (27,891)
                                                 -------------------------------
        Net  cash used in operating activities        (103,077)         (92,811)
                                                 -------------------------------

Cash  flows  from  investing  activities:
  Receipt  of  distributions  from  partnerships       354,865          417,886
  Proceeds from disposition of
  investment in partnership                                 --          543,289
  Release  of  investment  held  in  escrow                 --          140,000
  Advances  made  to  local  partnership                    --           (1,990)
  Collection  of  advances  made  to local partnership      --              528
                                                 -------------------------------
  Net  cash  provided  by  investing  activities       354,865        1,099,713
                                                 -------------------------------
Net  increase  in  cash  and  cash equivalents         251,788        1,006,902

Cash and cash equivalents, beginning of period       3,521,455        2,711,200
                                                 -------------------------------
Cash  and  cash  equivalents, end of period       $  3,773,243     $  3,718,102
                                                 ===============================

OTHER INFORMATION. The Partnership is subject to the reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. These reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov.

CASH DISTRIBUTIONS HISTORY. On October 17, 2000, the Partnership made a cash distribution of $247,670 ($10.00 per Unit) to Limited Partners. The distribution was a result of cash resources accumulated from operations and distributions from Local Partnerships, and from the sale of Winthrop Beach in March 2000. This was the last cash distribution made by the Partnership. No distribution was declared or paid by the Partnership during 1999.

SECTION  11.  BACKGROUND  AND  REASONS  FOR  THE  OFFER.

     The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase the Units in furtherance of that strategy. The Purchaser and its affiliates have been in this business since 1981. The Units acquired as a result of the Offer will be held as long-term investments and not with a view to a resale. The Purchaser does not acquire general partner interests nor is it engaged in property management. The Purchaser does not currently intend to establish control of the Partnership in the future through subsequent tender offers or other purchasers of Units.

SECTION  12.  CERTAIN  INFORMATION  CONCERNING  THE  PURCHASER.

     The Purchaser is a Massachusetts limited partnership which holds limited partnership interests in real estate with other limited partnerships. The Manager of the Purchaser is Equity Resources Group, Inc., a Massachusetts corporation ("Manager"), which is controlled by Eggert Dagbjartsson ("ED"), who is also the general partner of the Purchaser. ERG is engaged in real estate investment and consulting. The Purchaser's, ERG's and Mr. Dagbjartsson's offices are located at 14 Story Street Cambridge, MA 02138. For certain information concerning the members of the Manager, see Schedule 1 to this Offer to Purchase.

     Except  as  otherwise  set  forth  in  this  Offer  to  Purchase,

     - neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units;

     - neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units;

     - neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations;

     - there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between the Purchaser, Manager, or ED,, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and

     - there have been no contracts, negotiations, or transactions between the Purchaser, Manager, or ED, or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

SECTION  13.  SOURCE  AND  AMOUNT  OF  FUNDS.

     The Purchaser expects that approximately $371,475 (exclusive of fees and expenses) will be required to purchase 4,953 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 4,953 Units. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser and its members have adequate cash and cash equivalents to fund payment to selling limited partners. As of June 11, 2001, the Purchaser had over $1,200,000 in cash on hand and total assets in excess of $2,000,000. The members of the Partnership have informed the Partnership that they will contribute any amount required to purchase the 4,953 Units. No third-party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 4,953 Units which the Purchaser has offered to purchase in this Offer to Purchase. No alternative financing plan exists.

SECTION  14.  VOTING  POWER.

     The Purchaser and its affiliates currently own 1,540.66 Units, representing 6.22% of the Partnership's outstanding Units. If the Purchaser purchases an additional 4,953 Units, the Purchaser and its affiliates will own 26.22% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give the Purchaser and its affiliates increased control over any vote of the Limited Partners.

SECTION  15.  CERTAIN  CONDITIONS  OF  THE  OFFER.

     Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:

     - the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after September 20, 2001, and that the Partnership will change the address Associated with the holder of the Units to Purchaser's address;

     - the  Agreement  of  Sale  is  not  properly  completed and duly executed.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to that condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties.

SECTION  16.  CERTAIN  LEGAL  MATTERS  AND  REQUIRED  REGULATORY  APPROVALS.

     Except as set forth in this Offer to Purchase, based on its review of filings made by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units in the Offer. In addition, the Purchaser is not aware of any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any approval or other action be required, there can be no assurance that any additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain that approval. The Pur-chaser's obligation to purchase and pay for Units is subject to certain conditions. See "THE OFFER-Section 15-Certain Conditions of the Offer."

ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Divi-sion of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe that any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection with the Offer, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

SECTION  17.  FEES  AND  EXPENSES.

     Equity Resources Group, Inc. has been retained by the Pur-chaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in an amount not in excess of $5,000 in connection with the Offer and will be indemnified against certain liabilities and expenses in connection with its service as the Information Agent.

Except as set forth in this Section 17, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION  18.   MISCELLANEOUS.

     THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) LIMITED PARTNERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE OF UNITS TENDERED IN THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OF THE ACCEPTANCE OF UNITS TENDERED IN THE OFFER WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC, the Schedule TO, together with exhibits, pursuant to Rule 14d-1 of the General Rules and Regulations under the Exchange Act, furnishing information with respect to the Offer, and may file amendments to that Schedule TO. The Schedule TO and any amendments to that Schedule TO, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                                   SCHEDULE 1

                       INFORMATION REGARDING THE MANAGERS
                         OF EQUITY RESOURCES GROUP, INC.


     Set forth below are the names of the members of Equity Resources Group, Inc., the Manager of the Purchaser and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 14 Story Street, Cambridge, MA 02138.


Eggert Dagbjartsson     Executive Vice President and Principal, Equity Resources
Group  Inc.,  1992-Present
General  Partner,  Equity  Resource  Lexington  Fund  Limited  Partnership,
1999-Present

     Mr. Dagbjartsson began working at Equity Resources Group, Inc. (ERG) in 1985. In 1989, Mr. Dagbjartsson became ERG's Chief Investment Officer, with primary responsibility for the valuation and negotiation of investment acquisitions for various Equity Resource Funds. In 1992, Mr. Dagbjartsson became Executive Vice President and Principal of ERG. In addition to being the General Partner of Equity Resource Lexington Fund, Mr. Dagbjartsson is a Co-General
Partner  of  various  Equity  Resources  Funds.

During the past five years, Mr. Dagbjartsson has not been convicted in a criminal proceeding or been a party to any procedural or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Dagbjartsson from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities law.

Equity Resources Lexington Fund Limited Partnership was formed under Massachusetts law in August 2000 for the purpose of providing a secondary market for real estate limited partnership interests. Its predecessor entity, Equity Resource Group, Inc., was formed under Massachusetts law in March 1981 for the purpose of providing financial consulting services in the field of real estate limited partnerships syndicated through private placement offerings. The corporation's functions include advising real estate developers, investors and syndicators in the areas of financial analysis, negotiation and the structuring of investment entities.

                                   SCHEDULE 2

                       Properties Owned by the Partnership


     For a summary of the Properties owned by the Partnership, see Section 10 of the Offer.


                          EQUITY RESOURCES GROUP, INC.
                                 14 STORY STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            INFO@EQUITYRESOURCES.COM

                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                               September 20, 2001

                           OFFER TO PURCHASE UNITS IN
                    CAPITAL REALTY INVESTORS LTD. PARTNERSHIP
                                FOR $75 PER UNIT

Dear  Limited  Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Capital Realty Investors Ltd. Partnership (the "Partnership") for $75 per unit [See "THE OFFER-Introduction"]. This offer expires on October 19, 2001. If you are interested in selling your units, please read the enclosed offer carefully.

The Partnership currently holds limited partnership interests in sixteen limited partnerships (the "Local Partnerships"). The majority of these Local
Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. [See "THE OFFER-Section 10-Certain Information Concerning the Partnership "].

BENEFITS  OF  A  SALE

- Equity Resource Lexington Fund (the "Lexington Fund" or "Purchaser") is currently offering to purchase your interest in the Partnership for $75 per unit. To our knowledge, THE LEXINGTON FUND'S OFFER PRICE IS ALMOST 100% HIGHER THAN ANY PREVIOUS OFFER FOR UNITS IN THE PARTNERSHIP.

- On June 22, 2001, the property owned by Frenchman's Wharf I, one of the Local Partnerships, was transferred to an assignee of the property's mortgage lender. This transaction was a result of foreclosure proceedings on the property. The transaction created an estimated $700 in taxable income per investment unit and will result in substantial tax liability for limited partners. While the Purchaser has no information regarding the Partnership's future activities, it is possible that similar transactions involving other Local Partnerships will take place in subsequent years. Limited partners who sell their units will terminate their investment in the Partnership and eliminate future tax liability associated with the ownership of their units. Please see "THE OFFER-Section 6-Certain Tax Consequences" for further information regarding the tax consequences of a sale of your units.

- The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for over 15 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

- Limited partnership units are illiquid investments. When you consider the illiquid secondary market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the cost of selling commissions, your annual cost of tax reporting, and the cost of a trustee if Units are held in an IRA or pension plan, the sale of your Units for cash may be a good choice.

RISKS  OF  A  SALE

- No independent party has been retained by Lexington Fund or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Lexington Fund has not based its valuation of the properties owned by the Partnership on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. We urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

- Lexington Fund is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Lexington Fund's desire to acquire your Units at a low price and your desire to sell your Units at a high price.
Lexington Fund's intent is to acquire the Units at a discount to the value Lexington Fund might ultimately realize from owning the Units.

- Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property. A sale of Units in the Offer will be a taxable sale. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

THE  PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase Units in the Partnership in advancement of that strategy. The Units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire General Partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions regarding this offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,

Equity  Resource  Lexington  Fund  LP

                                AGREEMENT OF SALE


The undersigned Limited Partner (the "Seller") does hereby sell, assign, transfer, convey and deliver to Equity Resource Lexington Fund LP, a Massachusetts limited partnership ("Lexington Fund" or the "Purchaser"), all of the Seller's right, title and interest in the units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, (the "Partnership") being sold pursuant to this Agreement of Sale ("Agreement") and indicated on the signature pages to this Agreement, for a purchase price of $75 per Unit less the $100 transfer fee (per transaction, not per unit) charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 without regard to the record date or whether such distributions are classified as a return on, or a return of, capital, unless the Seller was not entitled to receive any such distribution.

PAYMENT  FOR UNITS BEING SOLD PURSUANT TO THIS AGREEMENT WILL BE MADE WITHIN TEN
(10) BUSINESS DAYS FOLLOWING THE "EXPIRATION DATE" SET FORTH IN THE OFFER TO PURCHASE ACCOMPANYING THIS AGREEMENT, PROVIDED LEXINGTON FUND HAS RECEIVED AND ACCEPTED THIS AGREEMENT, PROPERLY COMPLETED AND DULY EXECUTED AND HAS RECEIVED ASSURANCES FROM THE PARTNERSHIP THAT THE SELLER'S ADDRESS WILL BE CHANGED TO THE PURCHASER'S ADDRESS PURSUANT TO THE TERMS AND CONDITIONS OF THE OFFER.

The Seller hereby represents and warrants to the Purchaser that the Seller owns all of the Units being sold hereunder and has full power and authority to validly sell, assign, transfer, convey, and deliver to the Purchaser such Units, and that when any such Units are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. The Seller represents and warrants that the Seller is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or if the Seller is not a United States person, the Seller does not own beneficially or of record more than 5 percent of the outstanding Units. The Seller also represents and warrants that in deciding to sell the Units to the Purchaser, the Seller has not relied upon any representation or warranty made by the Purchaser or any agent of the Purchaser with respect to the value of the Units or the income tax consequences of the sale of the Units.

The sale of Units pursuant to this Agreement shall include, without limitation, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever, distributable or allocable to such Units under the Partnership's Agreement of Limited Partnership. Upon the execution of this Agreement by the Seller, Purchaser shall have the right to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of such Units. Additionally, the sale of Units pursuant to this Agreement shall include an assignment by the Seller to the Purchaser of the Seller's right to pursue any legal or other action of recovery against any person or entity which might be liable in any way to the Seller as a result of his purchase and ownership of the Units (or any interest therein) being sold hereby. Any damages or recoveries resulting from such actions, whether initiated by the Purchaser or by other parties will be due and payable to the Purchaser.

Seller, upon execution of this Agreement, hereby irrevocably constitutes and appoints Purchaser as its true and lawful agent and attorney-in-fact with respect to the Units being sold hereby with full power of substitution. This power of attorney is an irrevocable power, coupled with an interest of the Seller to Purchaser, to (i) execute, swear to, acknowledge, and file any document relating to the assignment of the Units being sold hereby on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books maintained by the General Partner of the Partnership, or amend the books and records of the Partnership as necessary or appropriate for the assignment of the Units, (ii) vote or act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units being sold hereby, (iii) deliver the Units being sold hereby and transfer ownership of such Units on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books, maintained by the Partnership's General Partner, (iv) endorse on the Seller's behalf any and all payments received by Purchaser from the Partnership for any period on or after September 20, 2001 which are made payable to the Seller, in favor of Purchaser,
(v) execute on the Seller's behalf, any applications for transfer and any distribution agreements required by the National Association of Securities Dealers, Inc.'s Notice to Members 96-14 to give effect to the transaction contemplated by this Agreement, (vi) receive all distributions and inspect and amend the books and records of the Partnership, including Seller's address and records, to direct all distributions to Purchaser as of the effective date of this Agreement, and (vii) request an accounting of the affairs of the Partnership. Purchaser shall not be required to post bond of any nature in connection with this power of attorney.

Seller does hereby direct and instruct the Partnership and the General Partner immediately upon their receipt of this Agreement of Sale (i) to amend the books and records of the Partnership to change the Seller's address of record for purposes of mailing distributions with respect to the Units being sold hereby to Equity Resource Lexington Fund, LP c/o Equity Resources Group, Inc., 14 Story Street Cambridge, MA 02138 and (ii) to forward all distributions and all other information relating therein to be received by Seller to Equity Resource Lexington Fund, LP to the address set forth in (i) above.

Seller does hereby release and discharge the General Partner and their officers, shareholders, employees and agents from all actions, causes of actions, claims or demands Seller has, or may have, against the General Partner that result from the General Partner's reliance on this Agreement or any of the terms and conditions contained herein. Seller agrees to indemnify and hold the Purchaser and the Partnership harmless from and against, and to reimburse the Purchaser and/or the Partnership on demand, for any damage, loss, cost or expense (including attorneys' fees and costs of investigation incurred in defending against and/or settling such damage, loss, cost or expense) reasonably incurred by the Purchaser and/or the Partnership arising out of or in connection with any misrepresentation, breach of warranty, or failure to perform or violation of any agreement or covenant on the part of the Seller under this Agreement.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Seller and any obligations of the Seller shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This agreement is irrevocable and may not be withdrawn following. Upon request, the Seller will execute and deliver any additional documents deemed by the Purchaser or the Partnership to be necessary or desirable to complete the assignment, transfer and purchase of such Units.

If the Seller is more than one person, then and in such event, the obligations of the Seller under this Agreement shall be joint and several and the representations, warranties and covenants herein contained shall be deemed to be made by and binding upon each such person and his heirs, executors, administrators, successors and assigns. The representations, warranties, covenants and agreements contained in this Agreement shall survive the transfer of the Units made by this Agreement and the payment of the consideration therefore.

The Seller hereby certifies, under penalties of perjury, that (i) the tax identification number shown on this form is the Seller's correct Taxpayer Identification Number; and (ii) Seller is not subject to backup withholding either because Seller has not been notified by the Internal Revenue Service (the "IRS") that Seller is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified Seller that Seller is no longer subject to backup withholding.

The Seller hereby also certifies, under penalties of perjury, that the Seller, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Seller understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis. The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Agreement for Units not accepted for payment will be destroyed by the Purchaser.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. Seller waives any claim that any court in Massachusetts is an inconvenient forum, and waives any right to trial by jury.

The undersigned Seller (including any joint owner(s)) owns and wishes to assign the number of Units set forth below. By its own or its Authorized Signatory's signature below, the Seller hereby assigns its entire right, title and interest in the Units set forth below to the Purchaser.

By executing this Agreement, the Seller hereby acknowledges to the General Partner that the Seller desires to assign the Units referenced herein and hereby directs the General Partner to take all such actions as are necessary to accomplish such assignment, and appoints the General Partner the agent and attorney-in-fact of the Limited Partner, to execute, swear to, acknowledge and file any document or amend the books and records of the Partnership as necessary or appropriate for the assignment of the withdrawal of the Limited Partner.

Each of the Parties hereto agrees to promptly execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transaction referred to herein or reasonably requested by the other party to perfect or evidence its or his rights hereunder.

Should either party hereto commence any proceeding to enforce the provisions of this Agreement, then and in such event, the prevailing party in any such proceeding or action shall be entitled to reimbursement of its or his costs, including attorney's fees, incurred in the investigation and prosecution of such proceeding or action. The parties agree that the proper venue for any such action shall be in the County of Middlesex, Commonwealth of Massachusetts, and the Seller hereby consents to the jurisdiction over the Seller by the state and Federal courts of or in the Commonwealth of Massachusetts, County of Middlesex in connection with any proceeding or action brought under this Assignment.

Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction.

                                 SIGNATURE PAGE

--------------------------------------------------------------------------------

  IN WITNESS WHEREOF, ERG and the Limited Partners have executed this Assignment as of September 20, 2001.

  (A) NUMBER OF UNITS OWNED: _________________ NUMBER OF UNITS TO BE TRANSFERRED -ALL-

  (B)___________________________________________________________________________
     Limited Partner (s)/Assignor(s) (Full Registered Name of Limited Partner(s)/Assignor(s))

  (C)  Mailing  Address :

______________________________                       ___________________________
Street                                               Social Security/Taxpayer No
                                                     of Limited Partner


______________________________                       ___________________________
City State Zip                                       Security/Taxpayer  No. of
                                                     Joint Limited Partner

  (D)_____________________________________
     Telephone  Number
     (And  Fax  Number  if  Available)

  (E)  _____________________________________        ____________________________
       Signature of Limited Partner                 Signature of Joint Limited
                                                    Partner or Custodian/Trustee

Date_____________________,  200______    Date______________________,  200_______

  Limited Partner's Signature Guarantee    Jnt  Limited Partner's or Custodian
                                           /Trustee  Signature  Guarantee



  (G)  CUSTODIAN(S)  OR  TRUSTEE(S)  INFORMATION

     ________________________________________
     Name  of  Custodian(s)  or  Trustee(s)

     ________________________________________
     Address

     ________________________________________
     City,  State,  Zip


___________________________________________           __________________________
    ACCOUNT  NUMBER                                   FOR  EQUITY  RESOURCE
                                                      LEXINGTON  FUND

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                   INSTRUCTIONS TO COMPLETE AGREEMENT OF SALE

--------------------------------------------------------------------------------

LINE     HOW  TO  FILL  IN

     (A)     number  of  Units  you  wish  to  sell

     (B) print full registered name of Limited Partner (for example: "Mary Smith" or "Anne & Bob Smith, JTWROS"). If Units are held in partnerships, trusts, retirement accounts or other entities, please indicate (for example: "ABC Corp. Pension Plan, Jane Smith, Custodian" or "John Smith, Trustee UGMA FBO Sarah Smith Trust")

     (C)     Limited  Partner's  current  mailing  address

     (D)     telephone  number

     (E)     signature  of  person listed on Line B or authorized representative

     (F)     social  security or tax ID number of person/entity listed on Line B

     (G)     name  and  address  of  custodian  (for  example,  IRA  custodian)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SIGNATURE  GUARANTEE:  NECESSARY  ONLY  IF  SELLING  MORE THAN 110 UNITS. May be

obtained by the officer of a national bank or trust company, or a member firm of a stock exchange.

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                          EQUITY RESOURCES GROUP, INC.
                                 14 STORY STREET
                               CAMBRIDGE, MA 02138

                                   SCHEDULE TO

     Equity Resource Lexington Fund LP, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") is offering (the "Offer") to purchase 4,953 units ("Units") of limited partnership interests in Capital Realty Investors Ltd Partnership (the "Subject Company") for a purchase price of $75 per Unit in cash. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON OCTOBER 19, 2001 ("Expiration Date").

Offer materials will be mailed to record holders, beneficial holders, brokers, banks and similar persons whose name appears on the list of limited partners of the Subject Company ("Limited Partners"). You may obtain a copy of the tender offer materials with respect to the Offer by calling Equity Resources Group, Inc., the manager of the Offer, at (617) 876-4800. The Purchaser does not currently intend to establish control of the Subject Company. The general partner of the Subject Company has not approved or disapproved of the Offer.

If more than 4,953 Units are validly tendered and not withdrawn, Purchaser will accept up to 4,953 Units, on a pro rata basis. If Purchaser decides to extend the Offer, Purchaser will promptly send each Limited Partner notification of that fact. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Purchaser. A cash payment for Units will be made within 10 business days following the expiration date of the Offer, as long the Purchaser has received a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Subject Company that the address applicable to the holder of those Units will be changed to Purchaser's address. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time up to the date that the Offer, as extended, expires. For a withdrawal to be effective, a signed, written or facsimile transmission notice of withdrawal must be timely received by Purchaser.

The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related agreement of sale, which are being filed today with the Securities and Exchange Commission and mailed to Limited Partners.